FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2009
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, NASDAQ Dubai - Share Code: GFI
NYX Code: GFLB, and SWX Code: GOLI
ISIN: ZAE000018123

DEALING IN SECURITIES BY A DIRECTOR

In compliance with paragraph 3.63 of the Listings Requirements of JSE Limited
("the Listings Requirements") we hereby advise that for financial planning purposes Mr.
D Roets, a director of GFL Mining Services Limited, a wholly owned subsidiary of Gold
Fields, has sold shares pursuant to the exercise of options which had been issued to him.
Details of the transactions are set out below:

Nature of Transaction:
Sale pursuant to the exercise of options
Transaction Date: 11 May 2009 11 May 2009
Number of Shares: 2 500 2 500
Class of Security: Ordinary shares Ordinary shares
Price per Share: R101.8980 R101.0100
Total Value: R254 745.00 R252 525.00
Option Strike Price: R76.50 R67.93
Option Strike Date: 1 October 2004 25 February 2005

Vesting Period              : A third of the total share option grant vests upon the second, third and fourth anniversaries of the grant date. Share options expire 7 years from the grant date.

Nature of interest       : Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements prior clearance for Mr. D Roets to deal in the above securities has been obtained.

20 May 2009
Sponsor:
JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 May 2009

GOLD FIELDS LIMITED
By:

Name:     Mr W J Jacobsz
Title:       Senior Vice President: Investor
                  Relations and Corporate Affairs